Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Interim Consolidated Financial Statements for the three-month and the six-month periods ended June 30, 2017, included herein, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in euros. All references in this interim report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars,” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2017 (the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires.

PART I – FINANCIAL INFORMATION

Item 1. Condensed Financial Statements (Unaudited)

Cellectis S.A.

INTERIM STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

€ in thousands

		As of
	Notes	December 31, 2016 Audited	June 30, 2017 Unaudited
ASSETS
Non-current assets
Intangible assets		1,274	1,213
Property, plant, and equipment	5	16,033	15,466
Other non-current financial assets		656	835

Total non-current assets		17,963	17,515
Current assets
Inventories		112	114
Trade receivables	6.1	3,441	4,346
Subsidies receivables	6.2	8,276	13,500
Other current assets	6.3	8,414	14,196
Current financial assets	7.1	34,714	34,958
Cash and cash equivalents	7.2	241,502	202,656

Total current assets		296,459	269,771

TOTAL ASSETS		314,422	287,286

LIABILITIES
Shareholders’ equity
Share capital	11	1,767	1,793
Premiums related to the share capital		473,306	496,752
Treasury share reserve		(307)	(199)
Currency translation adjustment		2,501	(3,030)
Retained earnings		(157,695)	(218,496)
Net income (loss)		(60,776)	(42,653)

Total shareholders’ equity - Group Share		258,795	234,168
Non-controlling interests		1,779	3,118

Total shareholders’ equity		260,574	237,285
Non-current liabilities
Non-current financial liabilities	8	28	18
Non-current provisions	14	532	571

Total non-current liabilities		560	589

Current liabilities
Current financial liabilities	8	1,641	61
Trade payables		9,223	15,040
Deferred revenues and deferred income	10	36,931	28,605
Current provisions	14	563	382
Other current liabilities	9	4,930	5,323

Total current liabilities		53,288	49,412

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		314,422	287,286

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED OPERATIONS

€ in thousands, except per share amounts

		For the six-month period ended June 30,
	Notes	2016	2017

Revenues and other income
Revenues	3.1	22,801	12,230
Other income	3.1	4,838	5,582

Total revenues and other income		27,639	17,812

Operating expenses
Royalty expenses	3.2	(723)	(1,086)
Research and development expenses	3.2	(38,396)	(35,303)
Selling, general and administrative expenses	3.2	(19,127)	(18,248)
Other operating income and expenses		180	238

Total operating expenses		(58,066)	(54,398)

Operating income (loss)		(30,427)	(36,586)

Financial gain (loss)		(5,292)	(6,067)

Net income (loss)		(35,719)	(42,653)

Attributable to shareholders of Cellectis		(35,719)	(42,653)
Attributable to non-controlling interests		—	—

Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	13
Basic net income (loss) per share (€ /share)		(1.01)	(1.20)
Diluted net income (loss) per share (€ /share)		(1.01)	(1.20)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

€ in thousands

	For the six-month period ended June 30,
	2016	2017

Net income (loss)	(35,719)	(42,653)

Actuarial gains and losses	(94)	—

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	(94)	—

Currency translation adjustment	110	(5,740)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	110	(5,740)

Total Comprehensive income (loss)	(35,704)	(48,393)

Attributable to shareholders of Cellectis	(35,692)	(48,183)
Attributable to non-controlling interests	(12)	(210)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED OPERATIONS

€ in thousands, except per share amounts

		For the three-month period ended June 30,
	Notes	2016	2017
Revenues and other income
Revenues	3.1	15,823	5,902
Other income	3.1	2,317	2,248

Total revenues and other income		18,140	8,150

Operating expenses
Royalty expenses	3.2	(291)	(512)
Research and development expenses	3.2	(19,526)	(16,910)
Selling, general and administrative expenses	3.2	(8,600)	(9,105)
Other operating income and expenses		259	337

Total operating expenses		(28,158)	(26,190)

Operating income (loss)		(10,018)	(18,040)

Financial gain (loss)		3,763	(6,045)

Net income (loss)		(6,255)	(24,085)

Attributable to shareholders of Cellectis		(6,255)	(24,085)

Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	13
Basic net income (loss) per share (€ /share)		(0.18)	(0.68)
Diluted net income (loss) per share (€ /share)		(0.18)	(0.68)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

€ in thousands

	For the three-month period ended June 30,
	2016	2017

Net income (loss)	(6,255)	(24,085)

Actuarial gains and losses	(94)	—

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	(94)	—

Currency translation adjustment	2,041	(4,637)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	2,041	(4,637)

Total Comprehensive income (loss)	(4,308)	(28,721)

Attributable to shareholders of Cellectis	(4,333)	(28,537)
Attributable to non-controlling interests	24	(185)

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

€ in thousands

		For the six-month period ended June 30,
	Notes	2016	2017
Cash flows from operating activities

Net loss for the period		(35,719)	(42,653)

Net loss for the period of discontinued operations		—	—
Net (loss) income for the period of continuing operations		(35,719)	(42,653)
Reconciliation of net loss and of the cash used for operating activities
Adjustments for
Amortization and depreciation		931	1,191
Movements in valuation allowances of working capital		—	—
Net loss (income) on disposals		11	3
Net finance expenses (revenue)		5,292	6,067
Expenses related to share-based payments		27,796	24,076
Provisions		(77)	(146)
Interest (paid) / received		1,188	519

Operating cash flows before change in working capital		(578)	(10,944)

Decrease (increase) in inventories		32	(2)
Decrease (increase) in trade receivables and other current assets		(11,240)	(6,882)
Decrease (increase) in subsidies receivables		(4,978)	(5,265)
(Decrease) increase in trade payables and other current liabilities		(2,213)	6,138
(Decrease) increase in deferred income		(10,122)	(8,283)

Change in working capital		(28,520)	(14,295)

Net cash flows provided by (used in) operating activities		(29,098)	(25,238)

Cash flows from investment activities
Acquisition of intangible assets		(428)	(83)
Acquisition of property, plant and equipment		(9,037)	(1,183)
Net change in non-current financial assets		56	(114)
Sale (Acquisition) of current financial assets		(88,213)	(2,162)

Net cash flows provided by (used in) investing activities		(97,623)	(3,543)

Cash flows from financing activities
Increase in share capital net of transaction costs		365	954
Decrease in borrowings		(58)	(18)
Treasury shares		(56)	108

Net cash flows provided by (used in) financing activities		252	1,045

(Decrease) increase in cash		(126,469)	(27,736)

Cash and cash equivalents at the beginning of the year		314,238	241,502
Effect of exchange rate changes on cash		(5,774)	(11,110)

Cash and cash equivalents at the end of the period	7	181,996	202,656

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

€ in thousands, except share data

		Share Capital Ordinary Shares							Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2016		35,178,614	1,759	420,682	(184)	(1,632)	(137,188)	(20,544)	262,894	725	263,619
Net Loss		—	—	—	—	—	—	(35,719)	(35,719)	—	(35,719)
Other comprehensive income (loss)		—	—	—	—	122	(94)	—	28	(12)	16

Total comprehensive income (loss)		—	—	—	—	122	(94)	(35,719)	(35,692)	(12)	(35,704)
Allocation of prior period loss		—	—	—	—	—	(20,544)	20,544	—	—	—
Treasury shares		—	—	—	(56)	—	—	—	(56)	—	(56)
Exercise of share warrants and employee warrants		152,881	8	363	—	—	—	—	370	—	370
Share based compensation	12	—	—	27,344	—	—	—	—	27,344	453	27,796
Other movements		—	—	—	—	—	(3)	—	(3)	—	(3)

As of June 30, 2016		35,331,495	1,767	448,388	(239)	(1,510)	(157,828)	(35,719)	254,858	1,166	256,024

As of January 1, 2017		35,335,060	1,767	473,306	(307)	2,500	(157,695)	(60,776)	258,794	1,779	260,574
Net Loss			—	—	—	—	—	(42,653)	(42,653)	—	(42,653)
Other comprehensive income (loss)			—	—	—	(5,531)	—	—	(5,531)	(210)	(5,740)

Total comprehensive income (loss)				—	—	(5,531)	—	(42,653)	(48,183)	(210)	(48,393)
Allocation of prior period loss		—	—	—	—	—	(60,776)	60,776	—	—	—
Capital Increase		466,950	23		—	—	(23)	—	—	—	—
Treasury shares		—	—	—	108	—	—	—	108	—	108
Exercise of share warrants and employee warrants	11	60,247	3	951	—	—	—	—	954	—	954
Share based compensation	12	—	—	22,528	—	—	—	—	22,528	1,548	24,076
Other movements		—	—	(33)	—	—	(1)	—	(34)	—	(34)

As of June 30, 2017		35,862,257	1,793	496,752	(199)	(3,022)	(218,495)	(42,653)	234,167	3,118	237,286

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2017

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a gene-editing company, employing our core proprietary technologies to develop products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

Note 2. Accounting principles

2.1 Basis for preparation

The Interim Consolidated Financial Statements of Cellectis as of and for the six-month period ended June 30, 2017 were approved by our Board of Directors on August 2, 2017.

Our Interim Consolidated Financial Statements are presented in euros, which is also the functional currency of Cellectis S.A., the parent company.

All financial information (unless indicated otherwise) is presented in thousands of euros.

The Interim Consolidated Financial Statements for the six-month period ended June 30, 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting, as endorsed by the International Accounting Standards Board (“IASB”).

The Interim Consolidated Financial Statements for the quarter ended June 30, 2017 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2016.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Application of new or amended standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2017 but had no significant impact on the Interim Consolidated Financial Statements:

•	Amendments to IAS 7 “Statement of Cash Flows” (applicable for periods beginning after January 1, 2017)

Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for the accounting periods beginning after January 1, 2018. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows.

•	IFRS 9 “Financial Instruments” (applicable for periods beginning after January 1, 2018)

•	Amendments to IFRS 2 “Classification and Measurement of Share-based Payment Transactions” (applicable for periods beginning after January 1, 2018)

•	Amendments to IFRIC 22 “Foreign Currency Transactions and Advance Consideration” (applicable for periods beginning after January 1, 2018)

IFRS 15 “Revenue from Contracts with Customers” establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

Cellectis began its IFRS 15 implementation project with a diagnostic phase. The following different categories of contracts with customers of Cellectis have been reviewed :

•	Collaboration agreements

•	Licensing agreements

Cellectis will apply IFRS 15 with effect from January 1, 2018 with a retrospective method. This will lead to a cancellation of collaboration revenue (especially milestone payments) from fiscal years 2014 and 2015 with an opening equity adjustment of €1.6 million for fiscal year 2016. Except for this opening equity, IFRS 15 will not have any impact in the financial statements for fiscal year 2016, and the six-month period ended June 30, 2017.

In January 2016, the IASB issued IFRS 16 (“Leases”), which is effective for annual periods beginning on or after January 1, 2019. This new standard aligns the accounting treatment of operating leases with that already applied to finance leases (i.e. recognition in the balance sheet of future lease payments and the associated rights of use). Cellectis is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 16.

2.2 Consolidated entities and non-controlling interests

As at December 31, 2016 and for the six-month period ended June 30, 2017, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc. and Calyxt, Inc.

As of June 30, 2017, Cellectis, Inc. and Calyxt, Inc. are fully owned by Cellectis S.A.

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

3.1.1 For the six-month periods ended June 30, 2016 and 2017

Revenues by country of origin and other income

	For the six-month period ended June 30,
	2016	2017
	€ in thousands

From France	22,601	11,973
From USA	199	257

Revenues	22,801	12,230

Research tax credit	4,728	5,449
Subsidies and other	110	134

Other income	4,838	5,582

Total revenues and other income	27,639	17,812

Revenues by nature

	For the six-month period ended June 30,
	2016	2017
	€ in thousands

Recognition of previously deferred upfront payments	10,263	6,754
Other revenues	11,351	4,469

Collaboration agreements	21,614	11,223

Licenses	1,142	979
Products & services	45	28

Total revenues	22,801	12,230

3.1.2 For the three-month periods ended June 30, 2016 and 2017

Revenues by country of origin and other income

	For the three-month period ended June 30,
	2016	2017
	€ in thousands

From France	15,720	5,697
From USA	102	205

Revenues	15,823	5,902

Research tax credit	2,207	2,138
Subsidies and other	110	110

Other income	2,317	2,248

Total revenues and other income	18,140	8,150

Revenues by nature

	For the three-month period ended June 30,
	2016	2017
	€ in thousands

Recognition of previously deferred upfront payments	5,555	3,502
Other revenues	9,775	1,810

Collaboration agreements	15,330	5,312

Licenses	562	573
Products & services	(69)	17

Total revenues	15,823	5,902

3.2 Operating expenses

3.2.1 For the six-month periods ended June 30, 2016 and 2017

	For the six-month period ended June 30,
	2016	2017
	€ in thousands

Royalty expenses	(723)	(1,086)

	For the six-month period ended June 30,
Research and development expenses	2016	2017
	€ in thousands

Wages and salaries	(5,568)	(5,626)
Social charges on stock option grants	(1,687)	—
Non-cash stock based compensation expense	(16,214)	(12,540)

Personnel expenses	(23,469)	(18,166)

Purchases and external expenses	(14,189)	(16,202)
Other	(738)	(935)

Total research and development expenses	(38,396)	(35,303)

	For the six-month period ended June 30,
Selling, general and administrative expenses	2016	2017
	€ in thousands

Wages and salaries	(1,729)	(2,802)
Social charges on stock option grants	(1,471)	—
Non-cash stock based compensation expense	(11,583)	(11,535)

Personnel expenses	(14,783)	(14,337)

Purchases and external expenses	(4,000)	(3,384)
Other	(344)	(527)

Total selling, general and administrative expenses	(19,127)	(18,248)

	For the six-month period ended June 30,
Personnel expenses	2016	2017
	€ in thousands

Wages and salaries	(7,297)	(8,427)
Social charges on stock option grants	(3,159)	—
Non-cash stock based compensation expense	(27,796)	(24,076)

Total personnel expenses	(38,252)	(32,503)

3.2.2 For the three-month periods ended June 30, 2016 and 2017

	For the three-month period ended June 30,
	2016	2017
	€ in thousands

Royalty expenses	(291)	(512)

	For the three-month period ended June 30,
Research and development expenses	2016	2017
	€ in thousands

Wages and salaries	(2,904)	(2,831)
Social charges on stock option grants	—	—
Non-cash stock based compensation expense	(8,699)	(5,552)

Personnel expenses	(11,603)	(8,384)

Purchases and external expenses	(7,542)	(8,045)
Other	(380)	(481)

Total research and development expenses	(19,526)	(16,910)

	For the three-month period ended June 30,
Selling, general and administrative expenses	2016	2017
	€ in thousands

Wages and salaries	(811)	(1,403)
Social charges on stock option grants	—	—
Non-cash stock based compensation expense	(5,684)	(5,735)

Personnel expenses	(6,494)	(7,138)

Purchases and external expenses	(1,851)	(1,662)
Other	(253)	(305)

Total selling, general and administrative expenses	(8,600)	(9,105)

	For the three-month period ended June 30,
Personnel expenses	2016	2017
	€ in thousands

Wages and salaries	(3,715)	(4,235)
Social charges on stock option and free shares grants	—	—
Non cash stock based compensation expense	(14,382)	(11,288)

Total personnel expenses	(18,097)	(15,522)

Note 4. Impairment tests

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants.

No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs at the end of June 30, 2016 and 2017.

Note 5. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	€ in thousands

Net book value as of January 1, 2016	1,903	2,661	312	168	5,043

Change in scope				—	—
Additions to tangible assets	5,754	541	273	4,408	10,975
Disposal of tangible assets	—	—	(1)	—	(1)
Depreciation expense	(306)	(414)	(95)	—	(815)
Translation adjustments	4	(24)	(4)	18	(7)

Net book value as of June 30, 2016	7,355	2,765	484	4,593	15,196

Gross value at end of period	9,490	10,966	808	4,594	25,859
Accumulated depreciation and impairment at end of period	(2,135)	(8,202)	(324)	—	(10,663)

Net book value as of January 1, 2017	11,798	2,712	671	852	16,033

Change in scope					—
Additions to tangible assets	32	462	110	933	1,536
Disposal of tangible assets	—	—	(3)	—	(3)
Reclassification	—	42	16	(58)	—
Depreciation expense	(459)	(524)	(102)	—	(1,085)
Translation adjustments	(784)	(132)	(15)	(83)	(1,014)

Net book value as of June 30, 2017	10,586	2,559	677	1,644	15,467

Gross value at end of period	13,527	10,286	1,146	1,644	26,603
Accumulated depreciation and impairment at end of period	(2,941)	(7,727)	(470)	—	(11,137)

For the six-month period ended June 30, 2017, we made investments in R&D equipment in both the United States of America and France. The addition in tangible assets reflects improvements for Calyxt and Cellectis sites for €0.8 million and other equipment for €0.6 million.

Note 6. Trade receivables and other current assets

6.1 Trade receivables

	As of December 31, 2016	As of June 30, 2017
	€ in thousands

Trade receivables	3,713	4,619
Valuation allowance	(273)	(273)

Total net value of trade receivables	3,441	4,346

All trade receivables have payment terms of less than one year.

6.2 Subsidies receivables

	As of December 31, 2016	As of June 30, 2017
	€ in thousands

Research tax credit	7,959	13,095
Other subsidies	1,423	1,511
Valuation allowance for other subsidies	(1,106)	(1,106)

Total	8,276	13,500

Research tax credit receivables as of June 30, 2017 include the accrual for a French research tax credit related to 2016 for €7.2 million and related to the six-month period ended June 30, 2017 for €5.3 million. The remaining amount relates to tax credits in the United States.

6.3 Other current assets

	As of December 31, 2016	As of June 30, 2017
VAT receivables	1,523	1,931
Prepaid expenses and other prepayments	6,277	9,729
Other current assets	615	2,537

Total	8,414	14,196

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. They mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the six-month period ended June 30, 2017, we prepaid certain manufacturing costs related to our product candidates UCART 123 and UCART CS1 of which the delivery of products or services is expected in the coming months.

Other current assets as of June 30, 2017 include €1.7 million of expenses related to Calyxt’s Nasdaq Initial Public Offering (“IPO”), which will be offset to shareholders’ equity at the closing of the IPO.

Note 7. Current financial assets and Cash and cash equivalents

As of December 31, 2016	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
	€ in thousands

Current financial assets	34,714	—	34,714
Cash and cash equivalents	241,502	—	241,502

Current financial assets and cash and cash equivalents	276,216	—	276,216

As of June 30, 2017	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
	€ in thousands

Current financial assets	34,958	—	34,958
Cash and cash equivalents	202,656	—	202,656

Current financial assets and cash and cash equivalents	237,614	—	237,614

7.1 Current financial assets

Current financial assets are measured at fair value through profit or loss and are classified as follows within the fair value hierarchy:

•	Instruments classified under level 1 are measured with reference to quoted prices in active markets; they consist of notes indexed to equity index and funds performance. Their fair value amount to €34.7 million as of June 30, 2017.

•	Instrument classified under level 2 are measured with reference to observable valuation inputs; they consist in zero-premium accumulator, and amount to €0.3 million of such current financial assets.

7.2 Cash and cash equivalents

	As of December 31, 2016	As of June 30, 2017
	€ in thousands

Cash and bank accounts	210,690	176,661
Money market funds	11,812	10,995
Fixed bank deposits	19,000	15,000

Total cash and cash equivalents	241,502	202,656

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 8. Financial liabilities

8.1 Detail of financial liabilities

	As of December 31, 2016	As of June 30, 2017
	€ in thousands

Finance leases	28	18
Other	—	—

Total non-current financial liabilities	28	18

Conditional advances	—	—
Finance leases	36	29
Derivative instruments	1,605	32

Total current financial liabilities	1,641	61

Trade payables	9,223	15,040
Other current liabilities	4,930	5,323

Total Financial liabilities	15,822	20,442

Derivative instruments consist of the fair value of zero premium collar instruments.

The change in trade payables is mainly due to higher external expenses linked with UCART123, UCART CS1 and other product candidates’ manufacturing costs.

8.2 Due dates of the financial liabilities

Balance as of June 30, 2017	Gross Amount	Less than One Year	One to Five Years	More than Five Years
	€ in thousands

Conditional advances	—	—	—	—
Finance leases	46	29	18	—
Derivative instruments	32	32	—	—

Financial liabilities	79	61	18	—

Trade payables	15,040	15,040	—	—
Other current liabilities	5,323	5,323	—

Total financial liabilities	20,442	20,424	18	—

Note 9. Other current liabilities

	As of December 31, 2016	As of June 30, 2017
	€ in thousands

VAT Payables	182	219
Accruals for personnel related expenses	3,928	3,231
Other	819	1,873

Total	4,930	5,323

Accruals for personnel are mainly related to annual bonuses, vacations accruals and social charges. The decrease of accruals for personnel related expenses between December 31, 2016 and June 30, 2017 is primarily due to bonus accrual that decreased by €0.8 million.

As of June 30, 2017, “Other” includes contract termination costs of €0.8 million.

Note 10. Deferred revenues and deferred income

	As of December 31, 2016	As of June 30, 2017
	€ in thousands

Deferred revenues	36,778	28,542
Lease incentive	153	61

Total Deferred revenue and deferred income	36,931	28,605

Deferred revenues represent upfront payments in relation to collaboration agreements that are recognized in revenue as the collaboration services are performed.

Note 11. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	€ in thousands			in €

Balance as of January 1, 2016	1,759	420,682	35,178,614	0.05
Capital increase by issuance of ordinary shares (BSA, BSPCE and free shares)	8	363	152,881	—
Share based compensation	—	27,344	—	—

Balance as of June 30, 2016	1,767	448,388	35,331,495	0.05

Balance as of January 1, 2017	1,767	473,306	35,335,060	0.05
Capital increase by issuance of ordinary shares (BSA, BSPCE and free shares)	26	951	527,197	—
Share based compensation	—	22,528	—	—
Other movements		(33)

Balance as of June 30, 2017	1,793	496,752	35,862,257	0.05

Capital evolution during the six-month period ended June 30, 2017

•	During the six-month period ended June 30, 2017, 60,247 ordinary shares were issued upon the exercise of 58,006 warrants (“bons de souscription de parts de créateurs d’entreprise”) for a total amount of €828,396; 466,950 free shares were converted to 466,950 ordinary shares; and 148,000 ordinary shares were issued upon subscription of 148,000 non-employees warrants for a total amount of €125,800.

Note 12. Non-cash share-based compensation

The new instruments issued during the six-month period ended June 30, 2017 are the following:

•	June 14, 2017, 2,119,698 Calyxt stock options were granted to certain of Calyxt’s employees, officers, members of the board of directors, and consultants. In connection with such stock option grants, non-cash stock-based compensation expense recorded during the six-month period ended June 30, 2017 was €0.3 million.

•	June 14, 2017, 1,452,333 Calyxt restricted stock units were granted to certain of Calyxt’s employees, officers, members of the board of directors, and consultants. In connection with such stock option grants, non -cash stock-based compensation expense recorded during the six-month period ended June 30, 2017 was €0.8 million.

Subsequent to the grant date of these instruments, on July 20, 2017, Calyxt executed a 2.45-to-1 stock-split, which applied to the total number of Calyxt’s shares of common stock options. Data presented herein include the impact of this stock-split on the granted stock options and restricted stock units.

Share warrants and employee warrants which are referred to as Bon de Souscription d’Action (“BSA”) are granted to the members of the board of directors of Cellectis and consultants to Cellectis.

Holders of vested Cellectis stock options and warrants are entitled to exercise such options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the time of such options and warrants are granted.

The following table provides the expenses related to share-based compensation instruments during the quarters and the six-month periods ended June 30, 2016 and 2017:

Non-cash share-based compensation expense for the six-month periods ended June 30, 2016 and 2017

Non-cash share-based compensation expense	Free shares 2014 and before	Free shares 2015	Stock options 2015	BSA 2015	Stock options Calyxt 2015	Stock options 2016	BSA 2016	Stock options Calyxt 2016	Stock options Calyxt 2017	RSU Calyxt 2017	Total
For the six-month period ended
		€ in thousands

June 30, 2016	90	3,319	17,239	1,882	94	4,381	433	358	—	—	27,797
June 30, 2017	1	2,264	6,349	867	98	12,321	727	344	316	790	24,076

Non-cash share-based compensation expense for the three-month periods ended June 30, 2016 and 2017

Non-cash share-based compensation expense	Free shares 2014 and before	Free shares 2015	Stock options 2015	BSA 2015	Stock options Calyxt 2015	Stock options 2016	BSA 2016	Stock options Calyxt 2016	Stock options Calyxt 2017	RSU Calyxt 2017	Total
For the three-month period ended
		€ in thousands

June 30, 2016	9	1,659	7,509	836	(46)	3,692	365	—	—	—	14,383
June 30, 2017	0	973	2,842	379	45	5,461	316	168	316	790	11,288

Detail of Calyxt stock options issued during the six-month period ended June 30, 2017

Date of grant	06/14/2017
Vesting period	Graded
Plan expiration date	06/14/2027
Number of options granted	2,119,698
Share entitlement per options	1
Exercise price (in euros per share)	13.29

Valuation method used	Black-Scholes
Grant date share fair value (in euros per share)	13.29
Expected volatility	25.0%
Average life of options	6.57
Discount rate	1.96%
Expected dividends	0%
Performance conditions	n.a
Fair value per options (in euros per share)	4.00

Detail of Calyxt restricted stock unit issued during the six-month period ended June 30, 2017

Date of grant	06/14/2017
Vesting period	Graded
Number of RSU granted	1,452,333
Share entitlement per RSU	1
Grant date share fair value	13.29
Expected dividends	0%
Performance conditions	n.a

The Calyxt options and RSU granted on June 14, 2017 shall vest as follows:

•	C-Level, Directors and Consultants

•	15% of the total Number of Shares on June 14, 2018;

•	15% of the total Number of Shares on June 14, 2019;

•	5% vest each quarter after the second anniversary of the grant.

•	CFO and CCO of Calyxt

•	20% of the total Number of Shares on June 14, 2017;

•	10% of the total Number of Shares on June 14, 2019;

•	5% vest each quarter after the second anniversary of the grant.

•	Employees

•	15% of the total Number of Shares on June 14, 2018;

•	10% of the total Number of Shares on June 14, 2019;

•	5% vest each quarter after the second anniversary of the grant.

Note 13. Earnings per share

13.1 For the six-month periods ended June 30, 2016 and 2017

	For the six-month period ended June 30,
	2016	2017
Net income (loss) attributable to shareholders of Cellectis (€ in thousands)	(35,719)	(42,653)
Adjusted weighted average number of outstanding shares	35,245,549	35,447,574
Adjusted weighted average number of outstanding shares, net of effects of dilutive potential ordinary shares	35,622,858	35,490,639

Basic / Diluted net income (loss) per share (€ / share)
Basic net income (loss) per share (€ /share)	(1.01)	(1.20)
Diluted net income (loss) per share (€ /share)	(1.01)	(1.20)

13.2 For the three-month periods ended June 30, 2016 and 2017

	For the three-month period ended June 30,
	2016	2017
Net income (loss) attributable to shareholders of Cellectis (€ in thousands)	(6,255)	(24,085)
Adjusted weighted average number of outstanding shares	35,295,817	35,560,088
Adjusted weighted average number of outstanding shares, net of effects of dilutive potential ordinary shares	35,472,312	35,580,391

Basic / Diluted income (loss) per share (€ / share)
Basic income (loss) per share (€ /share)	(0.18)	(0.68)
Diluted income (loss) per share (€ /share)	(0.18)	(0.68)

Note 14. Provisions

	1/1/2017	Additions	Amounts used during the period	Reversals	OCI	06/30/2017
	€ in thousands

Pension	532	39	—	—	—	571
Employee litigation and severance	115	25	(44)	(72)	—	24
Commercial litigation	444	90	(91)	(90)	—	353
Redundancy plan	5	—	—	—	—	5

Total	1,096	154	(135)	(162)	—	953

Non-current provisions	532	39	—	—	—	571
Current provisions	563	115	(135)	(162)	—	382

During the six-month period ended June 30, 2017, we recorded a provision for an employee severance that amounted to €25 thousand. Amounts used during the six-month period ended June 30, 2017 mainly consist of the payments to a former supplier and in settlement of employee litigations.

Note 15. Commitments

As of June 30, 2017	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	€ in thousands

Facility lease agreements	12,819	2,610	5,289	2,259	2,662
License agreements	17,484	1,084	2,168	2,168	12,064
Manufacturing agreements	8,666	8,666	—	—	—
Other agreements	308	308	—	—	—

Total contractual obligations	39,278	12,668	7,457	4,428	14,726

Obligations under the terms of the facility lease agreements

Facility lease agreements in Paris, France, and in New York City, New York; Montvale, New Jersey; New Brighton, Minnesota; and Roseville, Minnesota (all in the USA) have been subscribed for a defined term. Future payments of these leases, along with the letters of credit provided to the landlords of the Company’s facilities in New York and in New Brighton, are off balance sheets commitments.

Obligations under the terms of license agreements

The Company has entered into various license agreements with third parties that subject it to certain fixed license fees, as well as fees based on future events, such as research and sales milestones.

The Company has collaboration agreements whereby it is obligated to pay royalties and milestones based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of manufacturing agreements

Cellectis has manufacturing agreements whereby it is obligated to pay services rendered in the next year regarding its products UCART 123 and UCART CS1.

Note 16. Subsequent events

July 25, 2017: Calyxt closed its IPO with $64.4 million in gross proceeds to Calyxt from the sale of approximately 8 million shares at $8 per share, including the full exercise of the underwritter’s overallotment option and Cellectis’ purchase of $20.0 million of shares in the IPO. Calyxt’s shares of common stock are traded on NASDAQ under the symbol “CLXT”.

Cellectis owns approximately 79.9% of Calyxt’s outstanding shares of common stock.

July 27, 2017: Cellectis and Molmed S.p.A. signed a Development and Manufacturing Agreement for the development and the manufacturing of Cellectis’ UCAR T-cells product candidates.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage company, employing our core proprietary technologies to develop best-in-class products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and of novel products outside immuno-oncology to treat other human diseases. Our Plants segment focuses on applying our gene-editing technologies to develop new generation plant products in the field of agricultural biotechnology through its own efforts or through alliances with other companies in the agricultural market.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy product candidates, including preparing to conduct clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property. In addition, by leveraging our plant-engineering platform and the transformative potential of gene editing, we aim to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. We do not have any products approved for sale and have not generated any revenues from immunotherapy or agricultural biotechnology product sales.

In February 2014, we entered into an alliance with Servier for the development of UCART19 and other product candidates directed at four additional molecular targets. In November 2015, we entered into an amendment to our initial collaboration agreement with Servier, which allowed for an early exercise of Servier’s option with respect to UCART19 and other product candidates. Pursuant to this amendment, Servier has exercised its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19. In addition, Pfizer and Servier have announced that they have entered into an exclusive global license and collaboration agreement under which Pfizer has obtained from Servier exclusive rights to develop and commercialize UCART19 in the United States. In connection with the entry into the amendment to the collaboration agreement, Servier made an upfront payment of €35.6 million ($38.5 million), excluding taxes. As of December 31, 2016, Cellectis was eligible to receive up to €887 million ($935 million) in potential option exercise fees, development, clinical and sales milestones, in addition to royalties on sales and research and development costs reimbursements. During the quarter ended June 30, 2016, collaboration revenue was recognized in relation to the achievement of two milestones under our collaboration agreement with Servier with respect to UCART19 and pursuant to this collaboration agreement to provide Servier with raw materials and batches of UCART19 products. These two milestone payments were received from Servier during the third quarter 2016.

Our alliance with Pfizer, which commenced in June 2014, addresses the development of other UCAR T-cell product candidates in the field of oncology. This strategic alliance is potentially worth up to $2.9 billion in payments by Pfizer to us, including an $80 million upfront payment and $2.8 billion in potential clinical and commercial milestone payments, in addition to royalties on sales and research and development costs reimbursements. In addition, we invoice research and development costs assigned to our projects in common with Pfizer. Pfizer also purchased 10% of our then-outstanding equity in connection with this collaboration for €25.8 million. We believe that both of these strategic transactions position us to compete in the promising field of immuno-oncology and add additional clinical and financial resources to our programs.

We have also entered into research and development alliances with each of Cornell University and the MD Anderson Cancer Center. Pursuant to these strategic alliances, we will collaborate with these two centers to accelerate the development of our lead product candidates UCART123, UCARTCS1, UCART22 and UCART38 in acute myeloid leukemia (AML), blastic plasmacytoid dendritic cell neoplasm (BPDCN), multiple myeloma, B-cell and T-ALL. Under these agreements, we fund the research activities performed at Cornell University and the MD Anderson Cancer Center.

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the manufacturing activities of the requisite raw materials for the manufacturing of UCART123 and UCARTCS1, the GMP manufacturing of UCART123 at CELLforCURE and the technology transfer of the UCARTCS1 process to CELLforCURE. Our cash consumption is also driven by our incurrence of significant annual payment and royalty expenses related to our in-licensing agreements with different parties, including Institut Pasteur and University of Minnesota. In addition, our cash consumption is driven, and will be driven throughout 2017, by our UCART 123 clinical studies being conducted at Weill Cornell Medical Center and the MD Anderson Cancer Center and the various associated outsourced activities, which include services rendered by Contract Research Organizations and Central Laboratories.

In addition to our cash generated by operations (including payments under our strategic alliances), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits. Our ordinary shares have traded on the Alternext market of Euronext in Paris since February 7, 2007. From January 1, 2013 through December 31, 2014, we received €61.0 million through sales of equity and €73.7 million in payments made to us under our collaboration agreements with Pfizer and Servier. In March 2015, we completed our U.S. initial public offering of 5,500,000 American Depositary Shares on the Nasdaq Global Market for gross proceeds of $228.2 million. In 2015 and 2016, we received respectively €46.9 million and €24.7 million in payments pursuant to the Pfizer and Servier collaborations. During the six-month period ended June 30, 2017, we received €1.7 million in payments pursuant to the Pfizer and Servier collaborations agreements.

Key events of the six-month period ended June 30, 2017

Since the beginning of 2017, Cellectis has made the following key achievements:

•	On January 3, 2017, Cellectis announced the submission of an Investigational New Drug (IND) application to the U.S. Food and Drug Administration (FDA) requesting approval to initiate Phase 1 clinical trials of UCART123 the Company’s most advanced, wholly controlled TALEN® gene edited product candidate in patients with AML and BPDCN.

•	Dr. André Choulika, Chairman and Chief Executive Officer of Cellectis, presented at the 35th Annual J.P. Morgan Healthcare Conference on Monday, January 9, 2017

•	In January 2017, Cellectis published a study in Scientific Reports, a Nature Publishing Group journal, describing a novel approach to a CAR design with an integrated environmental signal utilizing oxygen concentration to manipulate the CAR T-cell response.

•	Cellectis created a Clinical Advisory Board (CAB) serving as a strategic resource to Cellectis as the Company enters the clinical development of allogeneic CAR T immunotherapies led by its wholly controlled product candidate, UCART123. This CAB includes the following experts from the fields of hematologic malignancies, immunotherapy, immunology, stem cell transplantation joined the CAB: Professors John Gribben, Koen van Besien, Kanti Rai and Catherine Thieblemont joined in January, and Catherine Bollard, Hervé Dombret, Ola Landgren, Marcela Maus and Dietger Niederweiser joined in March.

•	On February 6, 2017, Cellectis received an Investigational New Drug (IND) approval from the U.S. Food and Drug Administration (FDA) to conduct Phase I clinical trials with UCART123, in patients with AML and BPDCN. This marks the first allogeneic, “off-the-shelf” gene-edited CAR T-cell product candidate that the FDA has approved for clinical trials.

•	Dr. André Choulika presented at the LEERINK Partners 6th Annual Global Healthcare Conference on February 16, 2017.

•	On March 9, 2017, Servier, together with Pfizer Inc. announced that the U.S. Food and Drug Administration (FDA) had granted Servier with an Investigational New Drug (IND) clearance to proceed in the U.S. with the clinical development of UCART19, an allogeneic, gene-edited cellular therapy candidate to treat relapsed/refractory acute lymphoblastic leukemia.

•	On April 27, 2017, the Company’s founder, Chairman and CEO, Dr. André Choulika, participated at the 2017 Milken Institute Global Conference as a panelist for a session titled, “Humankind vs. Cancer: The Scorecard”.

•	On May 10, 2017, the U.S. patent 8,921,332, which claims the use of chimeric restriction endonucleases for directing chromosomal gene editing in cells by homologous recombination (HR), initially issued on Dec. 30, 2014, was upheld by the United States Patent and Trademark Office (USPTO) after a reexamination initiated in October 2015.

•	Between May 10 to 13, 2017, Cellectis presented data on its gene-edited allogeneic off-the-shelf CAR T-cell immunotherapies (UCART) at the ASGCT 20th Annual Meeting in Washington, D.C., USA.

•	Cellectis’ Annual General Meeting was held at the Company’s head office in Paris on June 26, 2017. At the meeting, more than 73% of voting rights were exercised and all the resolutions recommended by the board of directors, were adopted including:

-	the appointment of two new directors to the board of directors, Mr. Rainer Boehm and Mr. Hervé Hoppenot; and

-	the renewal of the term of office of director of Mr. Laurent Arthaud, Mr. Pierre Bastid and Mrs. Annick Schwebig.

•	On June 27, 2017, Cellectis announced the first patient administration in the Phase I clinical study in Acute Myeloid Leukemia (AML) for its investigational product UCART123, one of the Company’s wholly-controlled TALEN® gene-edited product candidates.

•	During second quarter of 2017, the manufacturing of UCART CS1, an allogeneic CAR T product candidate for Multiple Myeloma is still on-going.

Since the beginning of 2017, Calyxt, Inc., Cellectis’ majority-owned plant science subsidiary, has made the following achievements:

•	On March 9, 2017, Calyxt, Inc announced that the Company signed a technology framework agreement with Plant Bioscience Limited (PBL), pursuant to which Calyxt received an option to obtain exclusive licenses to new crops traits.

•	On March 21, 2017, former Cargill executive Manoj Sahoo joined Calyxt as Calyxt’s Chief Commercial Officer. As part of Calyxt’s executive team Mr. Sahoo is building a commercial partnership network and executing a go-to-market plan for Calyxt. Mr. Sahoo is joining Calyxt from Cargill, where he worked in the Food Ingredients and Bio-industrial Enterprise

•	On May 16, 2017, Calyxt launched, under a services agreement with University of Minnesota, a field trial in United States of America for its gene edited powdery mildew-resistant spring wheat variety, representing its fourth gene-edited crop to undergo trials.

•	On June 7, 2017, Joseph B. Saluri was named as Calyxt’s General Counsel and Executive Vice President, Coporate Development.

•	On June 20, 2017, Calyxt signed an agreement with a third-party buyer for the sale and leaseback of its Roseville, MN, greenhouse and warehouse facility and construction of the remaining. The completion of the sale is conditioned on Calyxt and the buyer entering into a new facility construction agreement and a lease in respect of the property in the forms contemplated by the sale agreement.

Key events post June 30, 2017

•	July 24, 2017: grant by the European Patent Office of patent No. EP3004337, covering a method of using RNA-guided endonucleases, such as Cas9 or Cpf1 for the genetic engineering of T-cells.

•	July 25, 2017: Calyxt closed its IPO with $64.4 million in gross proceeds to Calyxt from the sale of approximately 8 million shares at $8 per share, including the full exercise of the underwriter’s overallotment option and Cellectis’ purchase of $20.0 million of shares in the IPO. Calyxt’s shares of common stock are traded on NASDAQ under the symbol “CLXT”.

•	July 27, 2017: Cellectis and Molmed S.p.A. signed a Development and Manufacturing Agreement for the development and manufacturing of Cellectis’ UCAR T-cell product candidates.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	progress the clinical trial of our wholly-controlled UCART123 product candidate and initiate additional clinical trials for other wholly-controlled product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	continue, through Calyxt, to advance the research and development of our current and future agricultural product candidates;

•	initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	conduct and multiply, though Calyxt, additional field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	secure manufacturing arrangements for commercial production;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our strategic alliances, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Results of Operations

Comparison for the six-month periods ended June 30, 2016 and 2017

Revenues.

	For the six-month period ended June 30,		% change
	2016	2017	2017 vs 2016
Collaboration agreements	21,614	11,223	-48.1%
Other revenues	1,187	1,007	-15.2%
Revenues	22,801	12,230	-46.4%

The decrease in revenues of €10.6 million, or 46.4%, between the six-month periods ended June 30, 2016 and 2017 primarily reflects a decrease of €10.4 million in revenues under our collaboration agreements of which €7.7 million represent milestones revenues received during the second quarter of 2016 with the first patient dosed in phase 1 clinical trial for UCART19 during the second quarter of 2016, a decrease of €3.5 million of recognition of upfront fees already paid to Cellectis, a decrease of €0.8 million in research and development cost reimbursements partially offset by an increase of €1.5 million in revenue related to supply to Servier.

Other income.

	For the six-month period ended June 30,		% change
	2016	2017	2017 vs 2016
Research tax credit	4,728	5,449	15.2%
Other income	110	134	0.0%
Other income	4,838	5,582	15.4%

The increase in other income of €0.7 million, or 15.4%, between the six-month periods ended June 30, 2016 and 2017 reflects an increase of €0.7 million in research tax credits, due to higher research and development purchases and external expenses during the six-month period ended June 30, 2017 that are eligible for the tax credit.

Royalty expenses.

	For the six-month period ended June 30,		% change
	2016	2017	2017 vs 2016
Royalty expenses	(723)	(1,086)	50.1%

The increase in royalty expenses of €0.4 million, or 50.1%, between the six-month periods ended June 30, 2016 and 2017 primarily reflects higher expenses to existing partners.

Research and development expenses.

	For the six-month period ended June 30,		% change
	2016	2017	2017 vs 2016
Personnel expenses	(23,469)	(18,166)	-22.6%
Purchases, external expenses and other	(14,927)	(17,137)	14.8%
Research and development expenses	(38,396)	(35,303)	-8.1%

During the six-month periods ended June 30, 2016 and 2017, research and development expenses decreased by €3.1 million or 8.1%. Personnel expenses decreased by €5.3 million from €23.5 million in 2016 to €18.2 million in 2017, primarily due to a €1.7 million decrease in social charges on stock option grants and a €3.7 million decrease in non-cash stock based compensation expense. Purchases and external expenses increased by €2.0 million from €14.2 million in 2016 to €16.2 million in 2017, mainly due to increased expenses related to payments to third parties participating in product development, purchases of biological raw materials and expenses associated with the use of laboratories and other facilities. Other expenses relate to continuing leasing and other commitments and increased by €0.2 million.

Selling, general and administrative expenses.

	For the six-month period ended June 30,		% change
	2016	2017	2017 vs 2016
Personnel expenses	(14,783)	(14,337)	-3.0%
Purchases, external expenses and other	(4,344)	(3,911)	-10.0%
Selling, general and administrative expenses	(19,127)	(18,248)	-4.6%

During the six-month periods ended June 30, 2016 and 2017, the decrease in selling, general and administrative expenses of €0.9 million, or 4.6%, primarily reflects (i) a decrease of €0.4 million in personnel expenses from €14.8 million to €14.3 million, attributable, to a decrease of €1.5 million of social charges on stock options grants, partly offset by a €1.1 million increase in wages and salaries, and (ii) a decrease of €0.6 million in purchases and external expenses. Other expenses relate to taxes, various depreciation and amortization and other commitments and increased by €0.2 million.

Other operating income and expenses.

	For the six-month period ended June 30,		% change
	2016	2017	2017 vs 2016
Other operating income and expenses	180	238	32.0%

During the six-month periods ended June 30, 2017 and 2016, the change in other operating income and expenses primarily reflect (i) a receivable related to the refund of social charges paid on some previous Cellectis free share grants that expired without being vested for €0.2 million in 2017, (ii) a one-off tax reimbursement and reversals of personnel litigation for a total amount of €0.4 million which were partially offset by other operating expenses of €0.2 million relating to provisions for commercial litigations in 2016.

Financial gain (loss).

	For the six-month period ended June 30,		% change
	2016	2017	2017 vs 2016
Financial revenues	1,390	4,377	215.0%
Financial expenses	(6,682)	(10,444)	56.3%
Financial gain (loss)	(5,292)	(6,067)	14.6%

The increase in financial revenues of €3.0 million, or 215.0%, between the six-month periods ended June 30, 2016 and 2017, was mainly attributable to the increase in fair value adjustments for foreign exchange derivatives of €2.2 million and a €0.7 million gain realized on the repositioning of foreign exchange derivative instruments. The change in financial expenses of €3.8 million, or 56.3%, between the six-month periods ended June 30, 2016 and 2017, was mainly attributable to €4.2 million increase in foreign exchange loss (from a €5.8 million loss in 2016 to a loss of €10.0 million loss in 2017), and a €0.5 million loss realized on the cancellation of foreign exchange derivative instruments (see above for the repositioning gain); partially offset by the decrease of fair value adjustment on derivative instrument of €0.3 million and on financial investment of €0.6 million.

Net income (loss)

	For the six-month period ended June 30,		% change
	2016	2017	2017 vs 2016
Net income (loss)	(35,719)	(42,653)	19.4%

The change in net loss of €6.9 million between the six-month period ended June 30, 2016 and 2017 was mainly due to (i) a €9.8 million decrease in revenues and other income, (ii) a €1.1 million increase in purchases and external expenses, (iii) a €1.1 million increase in wages, (iv) a €0.7 million decrease in other operating income and expenses, and the (v) €0.8 million increase in financial loss, partially offset by (i) a €3.7 million decrease in non-cash stock-based compensation expense and (ii) a €3.2 million decrease in social charges on stock options grants.

Segment Results

Cellectis intends to subsequently report reportable segment financial information pursuant to a filing on Form 6-K in connection with the filing of Calyxt’s initial quarterly report on Form 10-Q.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our strategic alliances with Pfizer and Servier.

Liquidity management

As of June 30, 2017, we had cash and cash equivalents of €202.7 million and current financial assets of €35.0 million.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France and are primarily denominated in U.S. Dollars ($158.9 million as of June 30, 2017). Current financial assets denominated in U.S. Dollars amounted to $39.4 million as of June 30, 2017.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the six-month periods ended June 30, 2016 and 2017:

	For the six-month period ended June 30,
	2016	2017
Net cash flows provided by (used in) operating activities	(29,098)	(25,238)
Net cash flows provided by (used in) investing activities	(97,623)	(3,543)
Net cash flows provided by (used in) financing activities	252	1,045

Total	(126,469)	(27,736)

Effect of exchange rate changes on cash	(5,774)	(11,110)

For the six-month periods ended June 30, 2016 and 2017, our net cash flows used in operating activities decreased due to the change in our net loss, described above, and timing in payments made for manufacturing activities.

For the six-month periods ended June 30, 2017, our net cash used in investing activities primarily reflects our acquisition of €2.2 million of financial current assets at Cellectis S.A. and our investments in R&D equipment in both the United States and France of €1.4 million. In 2016, our net cash flows in investing activities mainly reflected the acquisition of $98.0 million of current financial assets.

For the six-month periods ended June 30, 2017, our net cash flows provided by financing activities reflects the subscription of non-employee warrants in January 2017 for €0.1 million, the exercise of 58,006 employee warrants during the period for €0.8 and the increase of cash available in our Natixis liquidity contract for €0.1 million.

Operating capital requirements

To date, we have not generated any revenues from therapeutic or agricultural product sales. We do not know when, or if, we will generate any revenues from product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We are also subject to all risks incident in the development of new agricultural products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We also anticipate substantial expenses related to audit, legal, regulatory and tax-related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements. We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt financings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, and increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the initiation, progress, timing, costs and results of field trials for our agricultural product candidates;

•	the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the ability of our agricultural product candidates to progress through late stage development successfully, including through field trials;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements.

We entered into (i) financial derivative instruments agreements to minimize impacts from exchange rate fluctuations and (ii) seed and grain production agreements with settlement value based on commodity market future pricing. Otherwise, we do not have any off-balance sheet arrangements as defined under SEC rules

Item 3. Quantitative and Qualitative Disclosures About Market Risks

Foreign Currency Exchange Risk

We derive a significant portion of our revenues, including payments under our collaboration agreement with Pfizer in U.S. dollars. Since the beginning of fiscal year 2015, we have been significantly expanding our activities in the United States, but there continues to be a currency mismatch in our cash flows since most of our expenses remain denominated primarily in Euros.

Our financial condition and results of operations are measured and recorded in the relevant local base currency and then translated each closing period into Euros for inclusion in our Consolidated Financial Statements. We translate balance sheet amounts at the exchange rates in effect on the date of the balance sheet, while income and cash flow items are translated at the average rate of exchange in effect for the relevant period.

While we are engaged in hedging transactions to minimize the impact of uncertainty in future exchange rates on cash flows, we may not hedge all of our foreign currency exchange rate risk. In addition, hedging transactions carry their own risks and costs, including the possibility of a default by the counterpart to the hedge transaction. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows

Financial loss was €5.3 million for the six-month period ended June 30, 2016 compared with a financial loss of €6.1 million for the six-month period ended June 30, 2017. The change in financial result was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollars cash and cash equivalent accounts and its impact on the fair value of our derivative instrument.

Interest Rate Risk

We seek to engage in prudent management of our cash and cash equivalents, mainly cash on hand and common financial instruments (typically short- and mid-term deposits). Furthermore, the interest rate risk related to cash, cash equivalents and common financial instruments is not significant based on the quality of the financial institutions with which we work.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2016. There have been no changes in the Company’s internal control over financial reporting during the quarter ended June 30, 2017, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

There have been no material changes from the risk factors previously disclosed in the Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.